Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

October 5, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attention: Ms. Sumeera Younis

RE:	The Olstein Funds (the "Registrant")
File Nos. 811-09038; 033-91770

Dear Ms. Younis:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), to request the consent of the U.S. Securities and Exchange Commission (the "Commission") to the withdrawal of the post-effective amendment (the "Amendment") to the Registrant's registration statement on Form N-1A filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 5:40 p.m. on February 14, 2017 (Accession No. 0001137439-17-000026).

This application also includes the withdrawal of the associated delaying amendments (the "Delaying Amendments") filed with EDGAR submission type 485BXT, which were accepted via the EDGAR system at the times and days as follows: (i) at 5:27 p.m. on April 13, 2017 (Accession No. 0001680359-17-000147); (ii) at 1:16 p.m. on May 12, 2017 (Accession No. 0001680359-17-000182); (iii) at 1:21 p.m. on June 13, 2017 (Accession No. 0001680359-17-000238); (iv) at 1:00 p.m. on July 13, 2017 (Accession No. 0001680359-17-000380); (v) at 11:23 a.m. on August 11, 2017 (Accession No. 0001680359-17-000449); and (vi) at 2:26 p.m. on September 11, 2017 (Accession No. 0001680359-17-000475).

The Amendment was filed under Rule 485(a) in anticipation of launching a new share class and the Delaying Amendments were filed under Rule 485(b) for the sole purpose of delaying the effectiveness of the Amendment.  The Registrant does not intend to launch the new share class at the present time and no securities were sold in connection with the offering.

Therefore, the Registrant respectfully requests the Commission's consent to the withdrawal of Registrant's Amendment (Accession No. 0001137439-17-000026) filed under the EDGAR submission type 485APOS; and the Registrant's associated Delaying Amendments (Accession Nos. 0001680359-17-000147, 0001680359-17-000182, 0001680359-17-000238, 0001680359-17-000380, 0001680359-17-000449, and 0001680359-17-000475), each filed under the EDGAR submission type 485BXT.

Ms. Sumeera Younis
October 5, 2017

If you have any questions, or require anything further regarding the request, please contact me at (215) 564-8198.

Very truly yours,

/s/ Michael P. O'Hare
Michael P. O'Hare, Esquire